Exhibit 99.1

Zapp EV Appoints AIH Group to Deliver New Manufacturing Reference Site following First Sales of i300 in Thailand

The new low-cost manufacturing facility located in the Bangkok Free Trade Zone will be delivered by AIH Group, a manufacturing consulting firm with a global footprint working with leading automotive OEMs.

LONDON, October 10, 2024 – Zapp Electric Vehicles Group Limited (Nasdaq: ZAPP) (“Zapp EV” or the “Company”), owner of “Zapp”, the British electric vehicle brand on a mission to revolutionise personal urban mobility, today announced it has entered into a turnkey engineering, procurement and construction (EPC) agreement with AIH Group to deliver its low-cost manufacturing reference site in the Bangkok Free Trade Zone, which is a 100 acre campus near Thailand’s capital city offering a total of 220,000 square meters in manufacturing capacity. The new reference site will showcase Zapp’s flexible manufacturing and Gen-2 sustainable assembly innovations, and completion is expected by early 2025. It will also serve as a template for Zapp to roll out an anticipated series of such proprietary sites around the world that can be operated by any number of contract manufacturers, each with an annualized production capacity of up to 20,000 units and located in regions where Zapp sees significant sales growth potential.

Swin Chatsuwan, Founder and Chief Executive Officer of Zapp EV, said: “Zapp is poised to scale rapidly worldwide in the coming years. Now that Zapp has commenced sales of i300 in Thailand, opening the new low-cost manufacturing reference site in the Bangkok Free Trade Zone brings benefits for both domestic sales and exports. AIH Group adds a wealth of expertise from operating its own contract manufacturing facility and at other locations around the world with well-known automotive brands. Working with AIH Group on this project is the first of our many planned flexible facilities that can be operated by contract manufacturers and replicated in more locations worldwide and closer to the urban markets that the i300 was designed for.

“Being able to personalise your i300 is incredibly important and often means each one is built to order. Reducing the time spent in transit between assembly and the customer’s doorstep adds to the ‘Gen-2 sustainabilty’ credentials of the i300, and means that our planned drop-ship-direct-to-customer model will see customers on their bikes in a shorter timeframe.”

Corrie Kotze, Chief Executive Officer of AIH Group, added: “We have worked with many leading automotive OEMs, including BMW, Ford, Land Rover and Mercedes-Benz, and we’ve been impressed by the Zapp team and the quality of i300’s design. With the added expertise that we bring, we look forward to supporting Zapp and accelerating its business plan in an effort to over-deliver on both its near- and long-term goals.”

About Zapp EV

Zapp EV (Nasdaq: ZAPP) and its operating subsidiaries are run by a team of experts from the mobility industry, on a mission to redefine the electric two-wheeler segment. Zapp's debut product, the i300, is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers that Zapp plans to bring to market. Zapp will offer a high-quality direct-to-customer experience known as DSDTC (drop-ship-direct-to-customer).

Customers ordering the i300 online will have their bikes conveniently delivered to their home by authorised “Zappers,” who will provide at-home inspection, service and support throughout the vehicle ownership lifecycle. Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries. For more information, visit www.zappev.com.

Zapp Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappev.com

Zapp Media Relations Contact:

pr@zappev.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of Zapp EV's annual report on Form 20-F (File No. 001-41693), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements. Except as required by applicable law, Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.